Exhibit 99.3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 179 016 260 euros
542 051 180 R.C.S. Nanterre
www.total.com

Gas Discovery in the Timimoun Perimeter in Algeria
Paris, May 3, 2006 — Total has made a discovery in the Timimoun gas perimeter in southwestern Algeria, which it operates with a 63.75% interest alongside state oil and gas company Sonatrach (25%) and Cepsa (11.25%).
The MJB-3 exploration well tested at 235,000 cubic meters of gas per day. The find is currently being evaluated, while the exploration and appraisal program continues in the Timimoun perimeter.
Present in Algeria for more than 50 years, Total has four main centers of operation — Hamra, Tin Fouyé Tabankort, Béchar and Timimoun — as well as interests in the Rhourde El Khrouf and Ourhoud fields through its stake in Cepsa. Total is also a partner in the planned Medgaz pipeline between Algeria and Spain.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com